SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2020

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Material Contained in this Report

Page

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2020 (April 1, 2019 – March 31, 2020) filed with the Tokyo Stock Exchange on Thursday May 21, 2020.

2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2020 and Interim Dividend Forecast for the Fiscal Year Ending March 31, 2021”

3.	English press release entitled, “Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation”.

4.	English press release entitled, “Announcement Regarding Management Changes”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 21, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi

Member of the Board of Directors and

Senior Managing Executive Officer

Responsible for Treasury and

Accounting Headquarters

Responsible for Enterprise Risk

Management Headquarters

Responsible for Corporate Planning Department

Responsible for Corporate

Communications Department

Assistant to CEO

ORIX Corporation

Consolidated Financial Results

April 1, 2019 – March 31, 2020

May 21, 2020

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2019 to March 31, 2020

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2020

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2020	2,280,329	(6.3%)	269,681	(18.1%)	412,561	4.3%	302,700	(6.5%)
March 31, 2019	2,434,864	(14.9%)	329,438	(2.0%)	395,730	(9.1%)	323,745	3.4%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥245,509 million for the fiscal year ended March 31, 2020 (year-on-year change was a 21.1% decrease) and ¥310,970 million for the fiscal year ended March 31, 2019 (year-on-year change was a 7.9% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2020	237.38	237.17	10.3%	3.3%	11.8%
March 31, 2019	252.92	252.70	11.6%	3.4%	13.5%

“Equity in Net Income of Affiliates” was a net gain of ¥67,924 million for the fiscal year ended March 31, 2020 and a net gain of ¥32,978 million for the fiscal year ended March 31, 2019.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2020	13,067,528	3,065,835	2,993,608	22.9%	2,386.35
March 31, 2019	12,174,917	2,953,201	2,897,074	23.8%	2,263.41

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”
“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash, Cash Equivalents and Restricted Cash at End of Year
March 31, 2020	1,042,466	(1,470,486)	288,703	1,135,284
March 31, 2019	587,678	(873,951)	166,647	1,283,580

*Note 4:	Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “New Lease Standard”) has been adopted since April 1, 2019.

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2019	—	30.00	—	46.00	76.00	97,415	30.0%	3.5%
March 31, 2020	—	35.00	—	41.00	76.00	96,356	32.0%	3.3%

March 31, 2021 (Est.)	—	35.00	—	—	—	—	50.0%	—

*Note 5:	The amount of Year-end dividends for the fiscal year ending March 31, 2021 has not yet been determined.
*Note 6:	The dividend payout ratio for the fiscal year ending March 31, 2021 is targeted at 50.0%. This is only for the fiscal year ending March 31, 2021.
*Note 7:	Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥138 million for the fiscal year ended March 31, 2019 and ¥123 million for the fiscal year ended March 31, 2020).

3. Targets for the Year Ending March 31, 2021

Business outlook remains difficult to assess due to the global economic slowdown caused by the spread of the new coronavirus outbreak (COVID-19). Under the circumstances, there are many uncertain factors affecting our business results, making it difficult for us to reasonably forecast our consolidated business performance for the next fiscal year. Therefore, the targets for the fiscal year ending March 31, 2021 have yet to be determined.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 8:	For details, please refer to “3. Financial Information (9) Changes in Significant Basis of Preparation of Consolidated Financial Statements” on page 18.

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,629,128 as of March 31, 2020, and 1,324,629,128 as of March 31, 2019.

2. The number of treasury stock was 68,680,644 as of March 31, 2020, and 42,843,783 as of March 31, 2019.

3. The average number of outstanding shares was 1,275,165,730 for the fiscal year ended March 31, 2020, and 1,280,020,396 for the fiscal year ended March 31, 2019.

The Company’s shares held through the Board Incentive Plan Trust (1,476,828 shares as of March 31, 2020 and 1,823,993 shares as of March 31, 2019) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2020

			Fiscal Year ended March 31, 2019	Fiscal Year ended March 31, 2020	Change
					Amount	Percent
Total Revenues		(millions of yen)	2,434,864	2,280,329	(154,535)	(6)%
Total Expenses		(millions of yen)	2,105,426	2,010,648	(94,778)	(5)%
Income before Income Taxes		(millions of yen)	395,730	412,561	16,831	4%
Net Income Attributable to ORIX Corporation Shareholders		(millions of yen)	323,745	302,700	(21,045)	(7)%
Earnings Per Share	(Basic)	(yen)	252.92	237.38	(15.54)	(6)%
	(Diluted)	(yen)	252.70	237.17	(15.53)	(6)%
ROE*1		(%)	11.6	10.3	(1.3)	—
ROA*2		(%)	2.74	2.40	(0.34)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2019 to March 31, 2020)

Total revenues for the consolidated fiscal year ended March 31, 2020 (hereinafter, “the fiscal year”) decreased 6% to ¥2,280,329 million compared to the previous fiscal year due to a decrease in sales of goods and real estate.

Total expenses decreased 5% to ¥2,010,648 million compared to the previous fiscal year due to a decrease in costs of goods and real estate sold in line with the aforementioned decreased revenues.

Income before income taxes for the fiscal year increased 4% to ¥412,561 million compared to the previous fiscal year as a result of increases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net. On the other hand, net income attributable to ORIX Corporation shareholders decreased 7% to ¥302,700 million compared to the previous fiscal year as a result of a decrease in provision for income taxes during the previous fiscal year due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO INCORPORATED.

There was no significant impact on the business performance for the fiscal year due to the spread of the COVID-19 virus.

Segment Information

Total segment profits for the fiscal year increased 4% to ¥417,727 million compared to the previous fiscal year. Segment profits increased in Investment and Operation and Overseas Business segments while segment profits in Corporate Financial Services, Maintenance Leasing, Real Estate and Retail segments decreased.

The Company and its subsidiaries adopted the New Lease Standard on April 1, 2019. This adoption has resulted in a gross up of right-of-use (hereinafter, “ROU”) assets related to operating leases of land, office and equipment, where the Company is the lessee, as segment assets in all of our segments except for Retail segment. In addition, segment revenues and segment expenses mainly in Corporate Financial Service segment and Maintenance Leasing segment increased as a result of a gross up of revenues and expenses of certain lessor costs. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements - Significant Accounting Policies - (Adoption of New Accounting Standards).”

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment: Finance and fee business

	Year ended March 31, 2019	Year ended March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	95,212	97,007	1,795	2
Segment Profits	25,482	14,611	(10,871)	(43)

	As of March 31, 2019	As of March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	959,725	948,268	(11,457)	(1)

Segment revenues increased 2% to ¥97,007 million compared to the previous fiscal year due to an increase in services income of companies acquired in the previous fiscal year, an increase in revenues from finance leases as a result of our adoption of the New Lease Standard, and increases in services income and sales of goods of Yayoi Co., Ltd.

Segment profits decreased 43% to ¥14,611 million compared to the previous fiscal year due to a decrease in fee income related to life insurance.

Although there was an increase in investment in operating leases as a result of our adoption of the New Lease Standard described above, segment assets decreased 1% to ¥948,268 million compared to the end of the previous fiscal year due to decreases in net investment in leases and installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing

	Year ended March 31, 2019	Year ended March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	288,211	336,438	48,227	17
Segment Profits	38,841	33,724	(5,117)	(13)

	As of March 31, 2019	As of March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	873,775	889,615	15,840	2

Segment revenues increased 17% to ¥336,438 million compared to the previous fiscal year due to increases in operating leases revenues and revenues from finance leases as a result of our adoption of the New Lease Standard.

Segment profits decreased 13% to ¥33,724 million compared to the previous fiscal year due to an increase in selling, general and administrative expenses.

Segment assets increased 2% to ¥889,615 million compared to the end of the previous fiscal year due to an increase in investment in operating leases.

Real Estate Segment: Real estate development, rental and management; facility operation; real estate investment management

	Year ended March 31, 2019	Year ended March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	529,064	466,639	(62,425)	(12)
Segment Profits	89,247	76,857	(12,390)	(14)

	As of March 31, 2019	As of March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	720,221	749,694	29,473	4

Segment revenues decreased 12% to ¥466,639 million compared to the previous fiscal year due to a decrease in services income, from which significant gains were recognized on a sale of property under facility operations during the previous fiscal year, as well as a decrease in sales of real estate.

Although there was a recognition of gains on sales of shares of a subsidiary, segment profits decreased 14% to ¥76,857 million compared to the previous fiscal year due to the above reasons.

Segment assets increased 4% to ¥749,694 million compared to the end of the previous fiscal year due to an increase in investment in operating leases as a result of our adoption of the New Lease Standard described above.

Investment and Operation Segment: Environment and energy, private equity and concession

	Year ended March 31, 2019	Year ended March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	615,151	451,197	(163,954)	(27)
Segment Profits	38,170	55,715	17,545	46

	As of March 31, 2019	As of March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	733,612	847,082	113,470	15

Segment revenues decreased 27% to ¥451,197 million compared to the previous fiscal year due to a decrease in sales of goods.

Segment profits increased 46% to ¥55,715 million compared to the previous fiscal year due to the recognition of gains on sales of shares of subsidiaries.

Segment assets increased 15% to ¥847,082 million compared to the end of the previous fiscal year due to an increase in property under facility operations as a result of making investees engaged in wind power generation into our subsidiaries and adoption of the New Lease Standard described above.

Retail Segment: Life insurance, banking and card loan

	Year ended March 31, 2019	Year ended March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	428,904	454,751	25,847	6
Segment Profits	84,211	80,387	(3,824)	(5)

	As of March 31, 2019	As of March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	3,571,437	4,183,894	612,457	17

Segment revenues increased 6% to ¥454,751 million compared to the previous fiscal year due to an increase in life insurance premiums in line with an increase in new insurance contracts.

Segment profits decreased 5% to ¥80,387 million compared to the previous fiscal year due to a decrease in investment return of our life insurance business, which is associated with significant gains recognized on a sale of real estate property during the previous fiscal year.

Segment assets increased 17% to ¥4,183,894 million compared to the end of the previous fiscal year due to increases in investment in securities and installment loans.

Overseas Business Segment: Asset management, aircraft- and ship-related operations, private equity and finance

	Year ended March 31, 2019	Year ended March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	490,730	486,328	(4,402)	(1)
Segment Profits	125,444	156,433	30,989	25

	As of March 31, 2019	As of March 31, 2020	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	3,138,928	3,287,445	148,517	5

Segment revenues decreased 1% to ¥486,328 million compared to the previous fiscal year due to decreases in services income and operating leases revenues despite increases in finance revenues and gains on investment securities.

Segment profits increased 25% to ¥156,433 million compared to the previous fiscal year due to increases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates.

Segment assets increased 5% to ¥3,287,445 million compared to the end of the previous fiscal year due to an increase in installment loans.

Outlook and Forecast

The spread of COVID-19 virus has had a major impact on the world economy. Although it depends on when COVID-19 impact stabilizes, ORIX believes that a cautious management approach is merited based on the recognition that conditions will continue to be challenging for the foreseeable future.

However, ORIX has sufficient liquidity and our funding has a high long-term debt ratio. Thus, ORIX would like to continue to seek new investments.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2019	As of March 31, 2020	Change
				Amount	Percent
Total Assets	(millions of yen)	12,174,917	13,067,528	892,611	7%
(Segment Assets)		9,997,698	10,905,998	908,300	9%
Total Liabilities	(millions of yen)	9,211,936	9,991,362	779,426	8%
(Long- and Short-term Debt)		4,495,771	4,616,186	120,415	3%
(Deposits)		1,927,741	2,231,703	303,962	16%
Shareholders’ Equity	(millions of yen)	2,897,074	2,993,608	96,534	3%
Shareholders’ Equity Per Share	(yen)	2,263.41	2,386.35	122.94	5%

Note 1	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 7% to ¥13,067,528 million compared to the end of the previous fiscal year due to not only increases in installment loans, investment in securities, but also increases in investment in operating leases, property under facility operations and office facilities as a result of our adoption of the New Lease Standard. In addition, segment assets increased 9% to ¥10,905,998 million compared to the end of the previous fiscal year.

Total liabilities increased 8% to ¥9,991,362 million compared to the end of the previous fiscal year due to not only increases in long-term debt and deposits, but also an increase in other liabilities as a result of our adoption of the New Lease Standard.

Shareholders’ equity increased 3% to ¥2,993,608 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

Summary of Cash Flows

Cash, cash equivalents and restricted cash decreased by ¥148,296 million to ¥1,135,284 million compared to the end of the previous fiscal year. The New Lease Standard has been adopted since April 1, 2019. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards).”

Cash flows provided by operating activities were ¥1,042,466 million during the fiscal year, up from ¥587,678 million during the previous fiscal year, primarily because the classification of cash flows from principal payments received under net investment in leases changed from cash flows from investing activities to cash flows from operating activities, starting from this fiscal year.

Cash flows used in investing activities were ¥1,470,486 million during the fiscal year, up from ¥873,951 million during the previous fiscal year, primarily because the classification of cash flows from principal payments received under net investment in leases changed from cash flows from investing activities to cash flows from operating activities, starting from this fiscal year.

Cash flows provided by financing activities were ¥288,703 million during the fiscal year, up from ¥166,647 million during the previous fiscal year. This change resulted primarily from an increase in deposit taking.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2020 and the Fiscal Year Ending March 31, 2021

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2020 has been decided at 76.00 yen per share (interim dividend paid was 35.00 yen per share and year-end dividend has been decided at 41.00 yen per share) as well as 76.00 yen per share in the previous fiscal year ended March 31, 2019. The payout ratio for the fiscal year ended March 31,2020 was 32.0%, up 2% from the previous fiscal year. The interim dividend for the next fiscal year ending March 31, 2021 is forecasted at 35.00 yen per share. The dividend payout ratio for the next fiscal year ending March 31, 2021 is targeted at 50.0%. This is only for the next fiscal year. The year-end dividend for the next fiscal year ending March 31, 2021 is to be determined.

In addition, the details of share repurchase for the fiscal year ended March 31, 2020 pursuant to the resolution at the Board of Directors meeting held on October 28, 2019 are as follows. Total purchase price of shares repurchased pursuant to the resolution is ¥55.8 billion including shares acquired subsequent to the balance sheet date. Total purchase price of shares was originally set at ¥100.0 billion, and the process expired as scheduled on May 8, 2020 without any extension period from the viewpoint of liquidity management. For further information of share repurchase acquired subsequent to the balance sheet date, see “(10) Notes to Consolidated Financial Statements”.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	25,836,400 shares
• Total purchase price of shares repurchased	¥45,719,372,400
• Repurchase period	November 1, 2019 – March 31, 2020
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(4) Risk Factors

The spread of COVID-19 virus may affect our business performance and financial condition in addition to the items concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission June 28, 2019.

2. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

3. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		(millions of yen)
Assets		As of March 31, 2019	As of March 31, 2020
Cash and Cash Equivalents		1,161,032	982,666
Restricted Cash		122,548	152,618
Investment in Direct Financing Leases		1,155,632	0
Net Investment in Leases		0	1,080,964
Installment Loans		3,277,670	3,740,486
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥38,671 million
March 31, 2020	¥90,893 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(58,011)	(56,836)
Investment in Operating Leases		1,335,959	1,400,001
Investment in Securities		1,928,916	2,245,323
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥27,367 million
March 31, 2020	¥25,295 million
Property under Facility Operations		441,632	562,485
Investment in Affiliates		842,760	821,662
Trade Notes, Accounts and Other Receivable		280,590	312,744
Inventories		115,695	126,013
Office Facilities		108,390	203,930
Other Assets		1,462,104	1,495,472
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥12,449 million
March 31, 2020	¥18,206 million

Total Assets		12,174,917	13,067,528

Liabilities and Equity
Short-term Debt		309,549	336,832
Deposits		1,927,741	2,231,703
Trade Notes, Accounts and Other Payable		293,480	282,727
Policy Liabilities and Policy Account Balances		1,521,355	1,591,475
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥360,198 million
March 31, 2020	¥300,739 million
Current and Deferred Income Taxes		355,843	356,350
Long-term Debt		4,186,222	4,279,354
Other Liabilities		617,746	912,921

Total Liabilities		9,211,936	9,991,362

Redeemable Noncontrolling Interests		9,780	10,331

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		257,625	257,638
Retained Earnings		2,555,585	2,754,461
Accumulated Other Comprehensive Income (Loss)		(61,343)	(118,532)
Treasury Stock, at Cost		(75,904)	(121,070)

Total ORIX Corporation Shareholders’ Equity		2,897,074	2,993,608
Noncontrolling Interests		56,127	72,227

Total Equity		2,953,201	3,065,835

Total Liabilities and Equity		12,174,917	13,067,528

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March31, 2019	As of March 31, 2020
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	17,389	(5,001)
Debt valuation adjustments	582	1,457
Defined benefit pension plans	(27,902)	(26,375)
Foreign currency translation adjustments	(43,558)	(72,471)
Net unrealized losses on derivative instruments	(7,854)	(16,142)

Total	(61,343)	(118,532)

Note 2:

The New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards)”.

(2) Condensed Consolidated Statements of Income (Unaudited)

		(millions of yen)
	Year ended March 31, 2019	Year ended March 31, 2020
Revenues :
Finance revenues	242,893	276,864
Gains on investment securities and dividends	15,958	22,499
Operating leases	413,918	430,665
Life insurance premiums and related investment income	347,136	367,778
Sales of goods and real estate	596,165	406,511
Services income	818,794	776,012

Total Revenues	2,434,864	2,280,329

Expenses :
Interest expense	93,337	99,138
Costs of operating leases	257,321	289,604
Life insurance costs	246,533	269,425
Costs of goods and real estate sold	535,261	354,006
Services expense	508,320	483,914
Other (income) and expense	1,301	14,925
Selling, general and administrative expenses	437,028	460,199
Provision for doubtful receivables and probable loan losses	22,525	24,425
Write-downs of long-lived assets	2,418	3,043
Write-downs of securities	1,382	11,969

Total Expenses	2,105,426	2,010,648

Operating Income	329,438	269,681

Equity in Net Income of Affiliates	32,978	67,924
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	33,314	74,001
Bargain Purchase Gain	0	955

Income before Income Taxes	395,730	412,561

Provision for Income Taxes	68,691	105,837

Net Income	327,039	306,724

Net Income Attributable to the Noncontrolling Interests	2,890	3,640

Net Income Attributable to the Redeemable Noncontrolling Interests	404	384

Net Income Attributable to ORIX Corporation Shareholders	323,745	302,700

Note:

The New Lease Standard has been adopted since April 1, 2019, and the certain lessor costs of finance lease, such as the property taxes and insurance costs previously had been deducted from “Finance revenues”, but it has changed to be included in “Other (income) and expense.” And the certain lessor costs of operating lease previously had been deducted from Revenue of “Operating leases”, but it has changed to be included in “Costs of operating leases”. In addition, the presented amounts in the consolidated statements of income for the prior to the previous fiscal year have not been changed retrospectively to conform to the presentation for fiscal 2020 because they are not applicable to the New Lease Standard. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards)”.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)
	Year Ended March 31, 2019	Year Ended March 31, 2020
Net Income :	327,039	306,724

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	10,215	(22,456)
Net change of debt valuation adjustments	231	875
Net change of defined benefit pension plans	(7,346)	1,529
Net change of foreign currency translation adjustments	(11,537)	(31,664)
Net change of unrealized gains (losses) on derivative instruments	(4,118)	(8,556)
Total other comprehensive income (loss)	(12,555)	(60,272)

Comprehensive Income	314,484	246,452

Comprehensive Income Attributable to the Noncontrolling Interests	2,784	756

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	730	187

Comprehensive Income Attributable to ORIX Corporation Shareholders	310,970	245,509

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2018	220,961	267,291	2,315,283	(45,566)	(75,545)	2,682,424	116,450	2,798,874

Cumulative effect of adopting Accounting Standards Update 2014-09			405			405	354	759
Cumulative effect of adopting Accounting Standards Update 2016-01			2,899	(2,899)		0	0	0
Cumulative effect of adopting Accounting Standards Update 2016-16			3,772			3,772	0	3,772

Balance at April 1, 2018	220,961	267,291	2,322,359	(48,465)	(75,545)	2,686,601	116,804	2,803,405

Contribution to subsidiaries						0	7,680	7,680
Transaction with noncontrolling interests		(10,033)		(103)		(10,136)	(60,347)	(70,483)
Comprehensive income, net of tax:
Net income			323,745			323,745	2,890	326,635
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				10,174		10,174	41	10,215
Net change of debt valuation adjustments				231		231	0	231
Net change of defined benefit pension plans				(7,289)		(7,289)	(57)	(7,346)
Net change of foreign currency translation adjustments				(11,775)		(11,775)	(88)	(11,863)
Net change of unrealized gains (losses) on derivative instruments				(4,116)		(4,116)	(2)	(4,118)

Total other comprehensive income (loss)						(12,775)	(106)	(12,881)

Total comprehensive income						310,970	2,784	313,754

Cash dividends			(88,438)			(88,438)	(10,794)	(99,232)
Exercise of stock options	150	75				225	0	225
Acquisition of treasury stock					(707)	(707)	0	(707)
Disposal of treasury stock		(233)			348	115	0	115
Adjustment of redeemable noncontrolling interests to redemption value			(2,131)			(2,131)	0	(2,131)
Other, net		525	50			575	0	575

Balance at March 31, 2019	221,111	257,625	2,555,585	(61,343)	(75,904)	2,897,074	56,127	2,953,201

Contribution to subsidiaries						0	17,047	17,047
Transaction with noncontrolling interests		241		2		243	1,340	1,583
Comprehensive income, net of tax:
Net income			302,700			302,700	3,640	306,340
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(22,390)		(22,390)	(66)	(22,456)
Net change of debt valuation adjustments				875		875	0	875
Net change of defined benefit pension plans				1,527		1,527	2	1,529
Net change of foreign currency translation adjustments				(28,917)		(28,917)	(2,550)	(31,467)
Net change of unrealized gains (losses) on derivative instruments				(8,286)		(8,286)	(270)	(8,556)

Total other comprehensive income (loss)						(57,191)	(2,884)	(60,075)

Total comprehensive income						245,509	756	246,265

Cash dividends			(103,824)			(103,824)	(3,043)	(106,867)
Acquisition of treasury stock					(45,720)	(45,720)	0	(45,720)
Disposal of treasury stock		(334)			554	220	0	220
Other, net		106				106	0	106

Balance at March 31, 2020	221,111	257,638	2,754,461	(118,532)	(121,070)	2,993,608	72,227	3,065,835

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2019	Year ended March 31, 2020
Cash Flows from Operating Activities:
Net income	327,039	306,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	295,589	304,204
Principal payments received under net investment in leases	0	474,110
Provision for doubtful receivables and probable loan losses	22,525	24,425
Equity in net income of affiliates (excluding interest on loans)	(29,674)	(65,764)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(33,314)	(74,001)
Bargain purchase gain	0	(955)
Gains on sales of securities other than trading	(10,182)	(18,886)
Gains on sales of operating lease assets	(62,883)	(51,072)
Write-downs of long-lived assets	2,418	3,043
Write-downs of securities	1,382	11,969
Decrease in trading securities	95,370	63,681
Decrease in inventories	6,852	11,938
Decrease (Increase) in trade notes, accounts and other receivable	(5,576)	12,348
Decrease (Increase) in trade notes, accounts and other payable	10,990	(3,853)
Increase in policy liabilities and policy account balances	10,109	70,120
Other, net	(42,967)	(25,565)

Net cash provided by operating activities	587,678	1,042,466

Cash Flows from Investing Activities:
Purchases of lease equipment	(998,073)	(948,445)
Principal payments received under direct financing leases	469,262	0
Installment loans made to customers	(1,460,336)	(1,527,000)
Principal collected on installment loans	1,239,385	1,134,142
Proceeds from sales of operating lease assets	429,295	339,504
Investment in affiliates, net	(278,027)	(44,140)
Proceeds from sales of investment in affiliates	56,423	79,950
Purchases of available-for-sale debt securities	(556,213)	(711,973)
Proceeds from sales of available-for-sale debt securities	221,824	249,427
Proceeds from redemption of available-for-sale debt securities	73,156	82,754
Purchases of equity securities other than trading	(66,959)	(53,616)
Proceeds from sales of equity securities other than trading	83,261	34,145
Purchases of property under facility operations	(62,221)	(44,466)
Acquisitions of subsidiaries, net of cash acquired	(119,105)	(134,894)
Sales of subsidiaries, net of cash disposed	56,584	91,835
Other, net	37,793	(17,709)

Net cash used in investing activities	(873,951)	(1,470,486)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(50,881)	16,182
Proceeds from debt with maturities longer than three months	1,123,923	924,779
Repayment of debt with maturities longer than three months	(932,676)	(832,881)
Net increase in deposits due to customers	169,830	304,182
Cash dividends paid to ORIX Corporation shareholders	(88,438)	(103,824)
Acquisition of treasury stock	(707)	(45,720)
Contribution from noncontrolling interests	22,760	23,994
Purchases of shares of subsidiaries from noncontrolling interests	(86,165)	(4,501)
Net increase in call money	20,000	10,000
Other, net	(10,999)	(3,508)

Net cash provided by financing activities	166,647	288,703

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(1,911)	(8,979)

Net decrease in Cash, Cash Equivalents and Restricted Cash	(121,537)	(148,296)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,405,117	1,283,580
Cash, Cash Equivalents and Restricted Cash at End of Year	1,283,580	1,135,284

Note:

The New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards)”.

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

Segment Information by Sector

						(millions of yen)

	Year ended March 31, 2019		Year ended March 31, 2020		March 31, 2019	March 31, 2020
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	95,212	25,482	97,007	14,611	959,725	948,268
Maintenance Leasing	288,211	38,841	336,438	33,724	873,775	889,615
Real Estate	529,064	89,247	466,639	76,857	720,221	749,694
Investment and Operation	615,151	38,170	451,197	55,715	733,612	847,082
Retail	428,904	84,211	454,751	80,387	3,571,437	4,183,894
Overseas Business	490,730	125,444	486,328	156,433	3,138,928	3,287,445

Segment Total	2,447,272	401,395	2,292,360	417,727	9,997,698	10,905,998

Difference between Segment Total and Consolidated Amounts	(12,408)	(5,665)	(12,031)	(5,166)	2,177,219	2,161,530

Consolidated Amounts	2,434,864	395,730	2,280,329	412,561	12,174,917	13,067,528

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

The Company and its subsidiaries adopted the New Lease Standard on April 1, 2019. The impact of the adoption has resulted in gross up of ROU assets related to operating leases of land, office and equipment, where the Company is the lessee, as segment assets in all of our segments except for Retail segment. In addition, segment revenues and segment expenses mainly in Corporate Financial Service segment and Maintenance Leasing segment increased as a result of a gross up of revenues and expenses of certain lessor costs. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards)”.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Per Share Data (Unaudited)

	Year ended March 31, 2019	Year ended March 31, 2020

		(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	323,745	302,700

		(thousands of shares)
Weighted-average shares	1,280,020	1,275,166
Effect of Dilutive Securities -
Stock compensation	1,107	1,153

Weighted-average shares for diluted EPS computation	1,281,127	1,276,319

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	252.92	237.38
Diluted	252.70	237.17

		(yen)
Shareholders’ equity per share	2,263.41	2,386.35

Note:	In fiscal 2019 and 2020, there was no stock compensation which was antidilutive.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Adoption of New Accounting Standards)

In February 2016, the New Lease Standard was issued, and related amendments were issued thereafter. These updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These updates require an entity to disclose more information about leases than under the current disclosure requirements. The Company and its subsidiaries adopted these updates, including Accounting Standards Update 2019-01, on April 1, 2019 and used the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative periods has not been updated and the disclosures required under the New Lease Standard are not provided for periods before April 1, 2019.

The New Lease Standard provides a number of optional practical expedients in transition. The Company and its subsidiaries have elected the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the New Lease Standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries have elected other New Lease Standard’s available transitional practical expedients. The New Lease Standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries have elected the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries have not recognized ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also have elected the practical expedient to not separate lease and non-lease components for part of leases as lessors.

The impact of the adoption of these updates has resulted in a gross up of ROU assets and corresponding lease liabilities principally for operating leases, such as land leases and office and equipment leases where it is the lessee. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date were increases in ROU assets of ¥134,345 million in investment in operating leases, ¥77,989 million in property under facility operations, and ¥75,805 million in office facilities and lease liabilities of ¥284,867 million in other liabilities in the consolidated balance sheet as of April 1, 2019. ROU assets in investment in operating leases, property under facility operations and office facilities were ¥121,553 million, ¥73,226 million and ¥75,381 million, respectively, and lease liabilities in other liabilities were ¥266,790 million as of March 31, 2020. The impact of the adoption of these updates has resulted in a gross up of revenues and expenses of certain lessor costs, such as property taxes and insurance costs. The effect of the adoption of these updates on the Company and its subsidiaries’ results of operation was an increase in finance revenues by ¥19,953 million, an increase in revenues from operating leases by ¥24,157 million, an increase in costs of operating leases by ¥24,159 million and an increase in other (income) and expense by ¥19,952 million in the consolidated statement of income for the fiscal year. In the consolidated statements of cash flows, cash receipts from lessor’s finance leases have been reclassified from principal payments received under direct financing leases of cash flows from investing activities to principal payments received under net investment in leases of cash flows from operating activities.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

The share repurchase based on the resolution at the Board of Directors meeting held on October 28, 2019 was completed. The details of share repurchase subsequent to the balance sheet date are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	8,224,900 shares
• Total value of shares repurchased	¥10,088,218,300
• Repurchase period	April 1, 2020 – May 8, 2020
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

Cumulative number of own shares acquired based on the above resolution at the Board of Directors meeting as of May 8, 2020 are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	34,061,300 shares
• Total value of shares repurchased	¥55,807,590,700
• Repurchase period	November 1, 2019 – May 8, 2020
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

In addition, regarding the cancellation of own shares based on the resolution at the Board of Directors meeting held on October 28, 2019, the number of shares to be cancelled has been determined. The details of cancellation of own shares subsequent to the balance sheet date are as follows.

• Class of shares to be cancelled	Common shares
• Number of shares to be cancelled	10,674,148 shares
• Scheduled cancellation date	May 29, 2020

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2020 and Interim Dividend Forecast for the Fiscal Year Ending March 31, 2021

TOKYO, Japan—May 21, 2020—ORIX Corporation (“ORIX”) announced the details relating to expected dividend for the fiscal year ended March 31, 2020. The Interim dividend forecast for the fiscal year ending March 31, 2021 (hereinafter, the “current fiscal year”) is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2020

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2019
Record Date	March 31, 2020	March 31, 2020	March 31, 2019
Dividend Per Share (Annual)	41.00 yen (76.00 yen)	41.00 yen (76.00 yen)	46.00 yen (76.00 yen)
Total Dividend Amount (Annual)	51,493 million yen (96,356 million yen)	—	58,962 million yen (97,415 million yen)
Effective Date	June 18, 2020	—	June 3, 2019
Source of Dividend	Retained earnings	—	Retained earnings

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2020 has been decided at 76.00 yen per share (interim dividend paid was 35.00 yen per share and year-end dividend has been decided at 41.00 yen per share) as well as 76.00 yen per share in the fiscal year ended March 31, 2019. The dividend payout ratio for the fiscal year was 32.0%, up 2% from the previous fiscal year.

Interim Dividend Forecast for the Fiscal Year Ending March 31, 2021

Although the earnings forecasts for the current fiscal year have not been determined due to the impact of the COVID-19 on the global economy, ORIX forecasts the interim dividend at 35.00 yen per share, the same as the previous fiscal year as ORIX focuses on a stable and sustainable distribution of dividends to shareholders. The dividend payout ratio for the current fiscal year only is targeted at 50%. The annual dividend for the current fiscal year has not been determined.

Dividend Per Share
	Interim	Fiscal Year End	Annual
Dividend Forecast	35.00 yen	—	—

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”

Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan—May 21, 2020—ORIX Corporation (TSE: 8591; NYSE: IX) made public an announcement that it decided the candidates for Member of the Board of Directors. The nominations are scheduled to be finalized at the 57th Annual General Meeting of Shareholders of the Company on June 26, 2020.

The Company announced that it decided the composition of the Audit, Nominating and Compensation Committees. The nominations are scheduled to be finalized at the Board of Directors meeting after the 57th Annual General Meeting of Shareholders of the Company on June 26, 2020. Candidates for the 12 Member of the Board of Directors positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Ryuji Yasuda (Outside Director)
Shuji Irie	Heizo Takenaka (Outside Director)
Shoji Taniguchi	Michael Cusumano (Outside Director)
Satoru Matsuzaki	Sakie Akiyama (Outside Director)
Stan Koyanagi	Hiroshi Watanabe (Outside Director, newly nominated)
Yoshiteru Suzuki (newly nominated)	Aiko Sekine (Outside Director, newly nominated)

Details on Candidates for New Member of the Board of Directors

Yoshiteru Suzuki (Born January 15, 1963)

Apr.1985	Joined Orient Leasing Co., Ltd. (currently ORIX Corporation)
Jul.1999	Partner, KPMG LLP
Jun.2002	Joined Cerberus Capital Management L.P.
Jan.2010	Representative Director and President, Cerberus Japan K.K.
Oct.2015	Rejoined ORIX Corporation
Jan.2018	Executive Officer
Deputy President, ORIX USA Corporation (currently ORIX Corporation USA)
Jan.2019	Managing Executive Officer
Sep.2019	President and Chief Executive Officer, ORIX Corporation USA (present position)
Jan.2020	Senior Managing Executive Officer (present position)

Basis for candidacy for appointment as a Member of the Board of Directors

Mr. Yoshiteru Suzuki is a candidate for new Member of the Board of Directors. He has wide-ranging experience and knowledge incorporate management through his past experiences, including Representative Director and President, Cerberus Japan K.K. Moreover, at the Company, he has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the business field of the United States of America. The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined that he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., gained from inside and outside the company.

Details on Candidates for New Member of the Board of Directors (Outside Director)

Hiroshi Watanabe (Born June 26, 1949)

Apr.1972	Joined the Ministry of Finance
Jan.2003	Director-General, International Bureau, Ministry of Finance
Jul.2004	Vice Minister of Finance for International Affairs, Ministry of Finance
Oct.2007	Special Advisor, Japan Center for International Finance
Apr.2008	Professor, Graduate School of Commerce and Management / Faculty of Commerce and Management at Hitotsubashi University
Oct.2008	Deputy Governor, Japan Finance Corporation
Apr.2012	Deputy Governor, Japan Bank for International Cooperation
Dec.2013	Governor, Japan Bank for International Cooperation
Oct.2016	President, Institute for International Monetary Affairs (present position)
Jun.2017	Outside Director, Mitsubishi Materials Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors

Mr. Hiroshi Watanabe is a candidate for new Member of the Board of Directors (Outside Director). He served successively as in key positions at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and currently serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, wide-ranging experience and knowledge of corporate management.

The Nominating Committee has appointed him as a candidate for new Member of the Board of Directors (Outside Director) because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Aiko Sekine (Born May 13, 1958)

Apr.1981	Joined Citibank, N.A., Tokyo Branch
Oct.1985	Joined Aoyama Audit Corporation
Mar.1989	Certified as Public Accountant, Japan
Jul.2001	Partner of Chuo Aoyama Audit Corporation
Sep.2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC)
Jul.2007	Executive Board Member of Japanese Institute of Certified Public Accountants
Jan.2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants
Jul.2010	Deputy President of Japanese Institute of Certified Public Accountants
Jul.2016	Chairman and President of Japanese Institute of Certified Public Accountants
Jan.2019	Member of the Nominating Committee, International Federation of Accountants
Jul.2019	Advisor of Japanese Institute of Certified Public Accountants (present position)
Jun.2020	Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited (scheduled)
Outside Audit & Supervisory Board Member , IHI Corporation (scheduled)

Basis for candidacy for appointment as a Member of the Board of Directors

Ms. Aiko Sekine is a candidate for new Member of the Board of Directors (Outside Director). She served on government and institutional finance and accounting councils both in Japan and overseas, and served as Partner of Aarata Audit Corporation and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant.

The Nominating Committee has appointed her as a candidate for new Member of the Board of Directors (Outside Director) because it has determined she can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Details on Candidates for Member of the Board of Directors (Outside Director)

Ryuji Yasuda (Born April 28, 1946)

Jun.1991	Director, McKinsey & Company
Jun.1996	Chairman, A. T. Kearney, Asia
Jun.2003	Chairman J-Will Partners, Co., Ltd.
Apr.2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Jun.2009	Outside Director, Yakult Honsha Co., Ltd. (present position)
Jun.2013	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Jun.2015	Outside Director, Benesse Holdings, Inc. (present position)
Mar.2017	Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Apr.2018	Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy (present position)
Outside Director, Kansai Mirai Financial Group, Inc. (present position)
Mar.2020	President, Tokyo Woman’s Christian University (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Ryuji Yasuda is a candidate for Member of the Board of Directors (Outside Director). He served successively as Director of McKinsey & Company and Chairman of A.T. Kearney, Asia, and currently serves as an adjunct professor at Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy. He has a specialized knowledge on corporate strategy acquired through a wide range of past experience.

As Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals during deliberations between the Member of the Board of Directors and Executive Officer’s compensation system and compensation levels in order to enhance their role as medium- and long-term incentives, from an expertise in corporate strategy based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Heizo Takenaka (Born March 3, 1951)

Apr.1990	Assistant Professor, Faculty of Policy Management at Keio University
Apr.1996	Professor, Faculty of Policy Management at Keio University
Apr.2001	Minister of State for Economic and Fiscal Policy
Sep.2002	Minister of State for Financial Services and for Economic and Fiscal Policy
Jul.2004	Elected to House of Councillors
Sep.2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
Oct.2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
Dec.2006	Director, Academyhills (present position)
Aug.2009	Chairman and Director, PASONA Group Inc. (present position)
Apr.2010	Professor, Faculty of Policy Management at Keio University
Jun.2015	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Apr.2016

Professor, Faculty of Regional Development Studies at Toyo University (currently Faculty of Global and Regional Studies at Toyo University) (present position)

Director, Center for Global Innovation Studies at Toyo University (present position)

Jun.2016	Board of Directors (Outside Director), SBI Holdings, Inc. (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Heizo Takenaka is a candidate for Member of the Board of Directors (Outside Director). He served successively as Minister of State for Economic and Fiscal Policy, Minister of State for Financial Services, Minister of State for Communications and Privatization of Postal Services and Minister for Internal Affairs, and currently serves as Professor at Faculty of Global and Regional Studies at Toyo University. He has a deep understanding of the environment and events of business management and economics and financial policies both in Japan and overseas.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Audit Committee, pointing to important matters regarding company management, using his expertise in economics and financial policies.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Michael Cusumano (Born September 5, 1954)

Jul.1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology
Jul.1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)
Jul.2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology
Apr.2016	Special Vice President and Dean, Tokyo University of Science
Apr.2019	Member of the Board of Directors (Outside Director), Ferratum Plc (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Apr.2020	Senior Specially Appointed Professor, Tokyo University of Science (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Michael Cusumano is a candidate for Member of the Board of Directors (Outside Director). He currently serves as Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Compensation Committee, pointing to important matters regarding company management, using his expertise in business strategy and technology management.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Sakie Akiyama (Born December 1, 1962)

Apr.1987	Joined Arthur Andersen & Co.
Apr.1994	Founded Saki Corporation Representative Director and Chief Executive Officer, Saki Corporation
Oct.2018	Founder, Saki Corporation (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Member of the Board of Directors (Outside Director), Sony Corporation (present position)
Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd. (present position)
Jun.2020	Member of the Board (Outside Director), Mitsubishi Corporation (scheduled)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Sakie Akiyama is a candidate for Member of the Board of Directors (Outside Director). She founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management.

She has actively expressed her opinions and made proposals during deliberations at Board of Directors Meeting and Nominating Committee pointing to important matters regarding company management, using her expertise in corporate management.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

4 Members (Outside Directors: 3)

Chairperson: Sakie Akiyama

Members: Ryuji Yasuda, Hiroshi Watanabe and Makoto Inoue

Audit Committee

3 Members (Outside Directors: 3)

Chairperson: Aiko Sekine

Members: Heizo Takenaka and Hiroshi Watanabe

Compensation Committee

3 Members (Outside Directors: 3)

Chairperson: Ryuji Yasuda

Members: Michael Cusumano and Aiko Sekine

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”

Announcement Regarding Management Changes

Tokyo, Japan—May 21, 2020—ORIX Corporation (“ORIX”) today made public an announcement regarding management changes.

∎	Management Changes (Effective as of June 26, 2020)

New Position	Present Position	Name
Member of the Board of Directors, Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Yoshiteru Suzuki

Member of the Board of Directors (Outside Director)	(Newly nominated)	Hiroshi Watanabe

Member of the Board of Directors (Outside Director)	(Newly nominated)	Aiko Sekine

Retire*	Member of the Board of Directors, Senior Managing Executive Officer Responsible for Energy and Eco Services Business Headquarters	Yuichi Nishigori

Retire	Member of the Board of Directors (Outside Director)	Eiko Tsujiyama

Retire	Member of the Board of Directors (Outside Director)	Nobuaki Usui

*	Mr. Nishigori will be appointed President of ORIX Bank Corporation on June 26, 2020.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”